i-80 Gold Reports Q2 2024 Operating Results

Reno, Nevada, August 12, 2024 – i-80 GOLD CORP. (TSX: IAU) (NYSE American: IAUX) (“i-80”, or the “Company”) reports its operating and financial results for the three and six months ended June 30, 2024.

i-80’s unaudited condensed consolidated interim financial statements (“Financial Statements”), as well as i-80’s Management's Discussion and Analysis of Operations and Financial Condition (“MD&A”) for the three and six months ended June 30, 2024, are available on the Company’s website at www.i80gold.com, on SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov.

Unless otherwise stated, all amounts referred to herein are in U.S. dollars (C$ represents Canadian dollars).

Highlights

Second Quarter

•First mineralized material was accessed at South Pacific Zone at the Granite Creek mine in June, 2024.
•3,760 feet of horizontal and vertical advancement at the Granite Creek mine.
•Commenced underground delineation drilling of the CSD Gap and Helen zones at the McCoy-Cove project (14,382 feet).
•Q2 2024 gold sales of 1,636 ounces at a realized gold price of $2,3611 per ounce.
•9,361 tons of mineralized material sold for total revenues of $5.9 million.

Year to Date

•Completed 17,976 feet of exploration drilling at McCoy-Cove.
•Completed 6,938 feet of horizontal and vertical advancement at the Granite Creek mine.
•YTD gold sales of 4,122 ounces at a realized gold price of $2,1931 per ounce.
•19,528 tons of mineralized material sold (5,183 tons of sulfide mineralized material) for total revenues of $9.1 million.
•A total of 40,447 feet (core and RC) drilled YTD with multiple positive results to expand mineralization further at the Ruby Hill mine, the Granite Creek mine and the McCoy-Cove project.

“The bought deal public offering completed during Q2 strengthens our financial flexibility and positions the Company to continue to execute on its plans", stated Ryan Snow, Chief Financial Officer of i-80. “We continue to advance exploration, definition drilling, economic studies and permitting activities at our projects to advance towards the ultimate goal of building a mid-tier Nevada focused producer."

Production and sales totaled 1,636 gold ounces for the quarter and 4,122 gold ounces year to date (YTD) at a realized gold price of $2,361 and $2,193 per ounce sold1, respectively. Additionally, mineralized material sales totaled 9,361 tons for the quarter and 19,528 tons YTD for proceeds of $5.9 million and $9.1 million, respectively.

Exploration, evaluation, and pre-development costs were $5.1 million for the quarter and $7.8 million YTD. This expenditure mainly reflects the exploration and pre-development work at McCoy-Cove, Granite Creek and Ruby Hill.
1 Specified financial measure which is not a standardized measure under IFRS and may not be comparable to similar specified financial measures used by other entities. Please see "Non-IFRS Financial Performance Measures" for the composition of such specified financial measure, an explanation of how such specified financial measure provides useful information to a reader and the purposes for which management of i-80 uses the specified financial measure, and where required, a reconciliation of the specified financial measure to the most directly comparable IFRS measure.

	Three months ended June 30,		Six months ended June 30,
(in thousands of U.S. dollars, unless otherwise noted)	2024	2023	2024	2023

Revenue	7,184	11,310	15,597	15,859
Cost of sales(1)	(18,994)	(12,188)	(26,897)	(18,731)
Depletion, depreciation and amortization(1)	(74)	(2,724)	(451)	(4,145)
Mine operating loss	(11,884)	(3,602)	(11,751)	(7,017)

Expenses
Exploration, evaluation, and pre-development	5,065	11,095	7,848	20,074
General and administrative	6,007	4,397	10,585	9,588
Property maintenance	1,864	2,781	5,269	5,230
Share-based payments	612	903	1,141	2,211
Operating loss	(25,432)	(22,778)	(36,594)	(44,120)
(1)    For the three and six months ended June 30, 2024, includes an inventory impairment of $8.8 million (2023 - $4.5 million and $8.5 million, respectively)

Granite Creek
Highlights for the three and six months ended June 30, 2024, include:

•33,469 wet tons of mineralized material were mined and added to the stockpile as of Q2 2024.
•Sale of total mineralized material of 9,361 tons for proceeds of $5.9 million for the three months ended June 30, 2024.
•Sale of total mineralized material of 19,528 tons YTD for proceeds of $9.1 million for the six months ended June 30, 2024.
•First mineralized material was accessed at South Pacific Zone at the Granite Creek mine in June, 2024.
•3,760 feet of combined horizontal and vertical advancement in Q2 2024.

"Granite Creek achieved a milestone in the second quarter of accessing the first mineralized material out of the South Pacific Zone", stated Matt Gili, President and Chief Operating Officer of i-80. "Subsequent to the end of the period, initial test mining of the first level of the South Pacific Zone was completed in the uppermost part of the deposit. The grade reconciliation was consistent with the Company model with more tons of mineralized material mined than modelled, leading to a positive reconciliation on gold production from the first level."

The current priority at Granite Creek during the first half of the year was to gain access to the South Pacific Zone that is expected to be the primary zone for mining in the future. Installation of infrastructure required to provide for the execution of a long-term mine plan continues. As mine workings continue to go deeper, the management of water inflows into the underground workings is a top priority for initiating commercial production. Water is managed through a combination of de-watering wells and underground sumps and the Company is enhancing its de-watering capabilities by adding wells (completed installation of “Well 6”) and is initiating the deepening of existing de-watering wells to increase flow and extend their useful life.

The Company continues to encounter elevated oxide mineralized material with approximately 83% of mined mineralization being oxide during the quarter. The oxide mineralized material is sold under an ore purchase agreement, therefore no gold ounces are reported as production. As of June 30, 2024, the Company had delivered 34,695 of the 40,000 tons of material that were sold in December 2023, the Company has met the delivery requirements for the prepaid deposit, therefore additional recoveries from the 40,000 tons will result in additional revenue for the Company. As the Company continues to de-water and advance development of the South Pacific Zone, mining rates are expected to increase.

During the three months ended June 30, 2024, a total of 15,935 feet of surface RC drilling and 2,504 feet of directional core drilling was completed. One of the primary surface targets is testing the northern extension of the South Pacific Zone where previous drilling indicated that the horizon remained open along strike to the north and where there has been only limited previous drilling. While completing a pre-collar for a step-out hole, mineralization was intersected in the Upper Comus containing coarse pyrite mineralization that assayed 6.8 g/t Au over 3.0 m, providing a new target for future exploration. Additionally, multiple zones of faulting and alteration were intersected in an additional step-out hole prior to reaching target depth, providing additional targets for future drilling.

1 Specified financial measure which is not a standardized measure under IFRS and may not be comparable to similar specified financial measures used by other entities. Please see "Non-IFRS Financial Performance Measures" for the composition of such specified financial measure, an explanation of how such specified financial measure provides useful information to a reader and the purposes for which management of i-80 uses the specified financial measure, and where required, a reconciliation of the specified financial measure to the most directly comparable IFRS measure.

The Company has determined that it will be more efficient, and more cost effective, to complete definition drilling of the South Pacific Zone from an underground platforms. The Company is in the process of analyzing options for the underground drill platform and will recommence definition drilling of the South Pacific Zone later this year. Drilling highlights for the quarter include:

•GCPU24-02: 22.0 g/t Au over 29.0 m
•GCPU24-04: 11.0 g/t Au over 22.4 m
•GCPU24-04: 60.5 g/t Au over 4.1 m

McCoy-Cove

The Cove deposit and the McCoy-Cove Property is expected to be the core asset in the Company’s “hub and spoke” business plan and likely the highest-grade gold deposit in i-80’s portfolio. The primary focus is to complete the ongoing underground drill program in advance of the completion of a Feasibility Study. This program has been highly successful in demonstrating continuity of high-grade mineralization, confirming Cove as one of North America’s premier development-stage deposits. Highlight new results from the ongoing program include:

•iCHU24-01: 48.3 g/t Au over 3.0 m (Lower Helen Zone)
•and 15.8 g/t Au over 15.8 m (Lower Helen Zone)
•iCHU24-04: 14.3 g/t Au over 13.5 m (Lower Helen Zone)
•iCHU24-08: 15.1 g/t Au over 7.4 m (Lower Helen Zone)
•and 22.6 g/t Au over 7.1 m (Lower Helen Zone)
•iCHU24-12: 7.8 g/t Au over 28.7 m (Lower Helen Zone)
•iCHU24-14: 13.7 g/t Au over 7.2 m (Lower Helen Zone)
•and 10.4 g/t Au over 38.8 m (Lower Helen Zone)
•and 11.0 g/t Au over 20.6 m (Lower Helen Zone)

Highlights for the three and six months ended June 30, 2024, include:

•Achieved high grade infill drilling results at the Helen and Gap zones for the three and six months ended June 30, 2024.
•14,382 feet of drilling completed for the three months ended June 30, 2024.
•17,976 feet of drilling completed for the six months ended June 30, 2024.
•Baseline field studies including vegetation, migration birds, geochemical, and hydrological continue to move forward.
•Preliminary work has also commenced on the baseline air quality impact analysis report, global climate change technical memo, and baseline geochemical characterization report.
•The initial hydrology model has been completed, and the Company is currently optimizing the design of the de-watering infrastructure based on this model.

Ruby Hill

Highlights for the three and six months ended June 30, 2024, include:

•Advanced metallurgical testing on gold, base metal, and polymetallic deposits including the Hilltop and FAD zones for the three months ended June 30, 2024.
•Advancing permitting for water pollution control permit and social-economical baseline report.
•Residual leaching activities at Ruby Hill produced and sold 510 ounces of gold during the quarter and 954 ounces of gold YTD at a realized gold price of $2,331 and $2,183 per ounce sold1, respectively.
•As the heap leach pad is nearing the end of its production cycle the Company continues to analyze the breakeven cost to determine when the heap leach pad will cease production.
•Discussions are ongoing with the potential JV partner.

During the three months ended June 30, 2024, metallurgical work continued at FAD, Blackjack, and the Hilltop zones. The Company continued to evaluate metallurgical data from the drilling completed in the first half of the year as part of the due diligence related to the potential joint venture of the Property. Negotiations related to the multiple documents and agreements required for the planned joint venture partner are ongoing and have advanced significantly in recent weeks. The Company was able to utilize the data from these drilling activities and metallurgical studies to advance knowledge of the potential resource base and metallurgical characteristics of the deposit. The Ruby Hill Property provides significant diversification as it is host to oxide gold, sulphide gold, polymetallic CRD and skarn base metal mineralization. Metallurgical work continues on the flotation optimization of base metals at the Hilltop deposit and to explore the potential to enhance recoveries of the Mineral Point oxide Au-Ag deposit.

1 Specified financial measure which is not a standardized measure under IFRS and may not be comparable to similar specified financial measures used by other entities. Please see "Non-IFRS Financial Performance Measures" for the composition of such specified financial measure, an explanation of how such specified financial measure provides useful information to a reader and the purposes for which management of i-80 uses the specified financial measure, and where required, a reconciliation of the specified financial measure to the most directly comparable IFRS measure.

More recently, the Company has commissioned a Scoping Study to provide an initial assessment of the economics of the Mineral Point deposit. Mineral Point is the largest gold deposit in i-80’s portfolio and could provide for a substantial future production growth opportunity.

Lone Tree
Lone Tree is expected to become the hub of i-80’s Nevada operations and the central processing facility for sulfide gold mineralization from the Granite Creek, McCoy-Cove and Ruby Hill underground gold deposits. Importantly, Lone Tree is host to infrastructure that, following successful refurbishment efforts, will position i-80 as one of only three companies in the United States capable of processing both oxide and refractory mineralization.

During the quarter, the Company continued its review of the value engineering studies and total refurbishment costs for the autoclave.

Lone Tree produced and sold from its residual leaching activities 1,126 ounces of gold during the quarter and 3,168 ounces of gold YTD at a realized gold price of $2,374 and $2,196 per ounce sold1, respectively.

RECENT DEVELOPMENTS

Shelf Prospectus

The Company obtained a receipt for a final short form base shelf prospectus on June 24, 2024 (the "Canadian Shelf Prospectus"). The Canadian Shelf Prospectus was filed with the securities regulators in each province and territory of Canada, and a corresponding U.S. base prospectus contained in its registration statement on Form F-10 (the "U.S. Base Prospectus") was filed with the United States Securities and Exchange Commission ("SEC").

These filings provide added financial flexibility and allow the Company to make offerings of common shares, warrants, debt securities, subscription receipts and units (collectively, the “Securities”), or any combination thereof, from time to time over a 25-month period in both Canada and the United States. The Securities may be offered in amounts, at prices and on terms to be determined at the time of sale and, subject to applicable regulations, may include “at-the-market” offerings, public offerings or strategic investments. The specific terms of future offerings of Securities, if any such offerings occur, will be set forth in one or more prospectus supplement(s) to be filed with applicable securities regulators.

Transition to US Generally Accepted Accounting Principles

Historically, the Company has prepared its financial statements under IFRS Accounting Standards for reporting as permitted by security regulators in Canada, as well as in the United States under the status of a foreign private issuer as defined by the United States Securities and Exchange Commission (the “SEC”). On June 28, 2024, the Company determined that it no longer qualifies as a foreign private issuer under the SEC rules. As a result, beginning January 1, 2025 the Company is required to report with the SEC on domestic forms and comply with domestic company rules. Consequently, the Company will be required to prepare its financial statements using United States Generally Accepted Accounting Principles (“US GAAP”), presented in U.S. dollars, effective beginning with the Company’s 2024 annual consolidated financial statements and for all subsequent reporting periods. The transition to US GAAP will be made retrospectively for all periods since 2022. Additionally, the Company will also be subject to compliance with the SEC mining disclosure requirements. The Company is currently evaluating the impact of the conversion to US GAAP on the financial statements. The transition to SEC reporting on domestic forms is expected to result in an increase in general and administrative costs for the 2024 fiscal year.

The Company will hold a conference call and webcast on August 13, 2024, commencing at 10:00 am ET to discuss its second quarter results and answer questions from participants.

Webcast and Conference Call Participant Details:

Webcast URL: https://app.webinar.net/A5n1xDOkwv2

Conference Call Information:
North American Toll-free:    1-800-836-8184
Local Toronto:        1-289-819-1350
1 Specified financial measure which is not a standardized measure under IFRS and may not be comparable to similar specified financial measures used by other entities. Please see "Non-IFRS Financial Performance Measures" for the composition of such specified financial measure, an explanation of how such specified financial measure provides useful information to a reader and the purposes for which management of i-80 uses the specified financial measure, and where required, a reconciliation of the specified financial measure to the most directly comparable IFRS measure.

Qualified Persons
Tyler Hill, CPG-12146, Chief Geologist, and Tim George, PE, Mining Operations Manager, at i-80 have reviewed this press release and are the Qualified Persons for the information contained herein and are a "Qualified Person" within the meaning of National Instrument 43-101.

About i-80 Gold Corp.
i-80 Gold Corp. is a Nevada-focused mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company’s advanced-stage property portfolio with processing at i-80’s centralized milling facilities. i-80 Gold’s common shares are listed on the TSX and the NYSE American under the trading symbol IAU:TSX and IAUX:NYSE. Further information about i-80 Gold’s portfolio of assets and long-term growth strategy is available at www.i80gold.com or by email at info@i80gold.com.

For further information, please contact:
Ewan Downie – CEO
Ryan Snow - CFO
Matt Gili – President & COO
Matthew Gollat – Executive Vice-President
1.866.525.6450
Info@i80gold.com
www.i80gold.com

Forward-looking information
Certain statements in this release constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws, including but not limited to, actual production results and costs, results of operation outcomes and timing of updated technical studies at the Company's mineral projects, timing to advance mineral projects to production and advance permitting and feasibility work on its mineral projects and future production, development and exploration results, the expectation that Lone Tree will become the hub of i-80’s Nevada operations and the central processing facility for gold mineralization from the Granite Creek, McCoy-Cove and Ruby Hill underground gold deposits; and the expectation that the Cove deposit and the McCoy-Cove Property will be the core asset in the Company’s “hub and spoke” business plan and likely the highest-grade gold deposit in i-80’s portfolio. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labor unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations. For a more detailed discussion of such risks and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, refer to i-80's filings with Canadian securities regulators, including the most recent Annual Information Form, available on SEDAR+ at www.sedarplus.ca.
1 Specified financial measure which is not a standardized measure under IFRS and may not be comparable to similar specified financial measures used by other entities. Please see "Non-IFRS Financial Performance Measures" for the composition of such specified financial measure, an explanation of how such specified financial measure provides useful information to a reader and the purposes for which management of i-80 uses the specified financial measure, and where required, a reconciliation of the specified financial measure to the most directly comparable IFRS measure.

NON-IFRS FINANCIAL PERFORMANCE MEASURES
The Company has included certain terms or performance measures commonly used in the mining industry that are not defined under IFRS Accounting Standards in this document. These include: adjusted net earnings and average realized price per ounce. Non-IFRS financial performance measures do not have any standardized meaning prescribed under IFRS Accounting Standards, and therefore, they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS Accounting Standards and should be read in conjunction with the Company's Financial Statements.
Definitions
Adjusted earnings / (loss) and adjusted earnings / (loss) per share excludes from net earnings / (loss) significant write-down adjustments and the gain / (loss) from financing instruments.
Average realized gold price represents the sales price of gold per ounce before deducting mining royalties, treatment and refining charges and gains or losses derived from the offtake agreement with Orion.
Average realized gold price per ounce of gold sold
Average realized gold price per ounce of gold sold is a non-IFRS measure and does not constitute a measure recognized by IFRS Accounting Standards and does not have a standardized meaning defined by IFRS Accounting Standards. It may not be comparable to information in other gold producers’ reports and filings.
1 Specified financial measure which is not a standardized measure under IFRS and may not be comparable to similar specified financial measures used by other entities. Please see "Non-IFRS Financial Performance Measures" for the composition of such specified financial measure, an explanation of how such specified financial measure provides useful information to a reader and the purposes for which management of i-80 uses the specified financial measure, and where required, a reconciliation of the specified financial measure to the most directly comparable IFRS measure.

		Three months ended June 30,		Six months ended June 30,
(in thousands of U.S. dollars, unless otherwise noted)		2024	2023	2024	2023
Nevada production
Revenue per financial statements		$7,184	11,310	15,597	15,859
Mineralized material sales revenue		$(3,288)	(2,821)	(6,486)	(2,821)
Revenue without mineralized material sales (i)		$3,896	8,489	9,111	13,038
Silver revenue from mining operations		$(34)	(41)	(71)	(61)
Gold revenue from mining operations		$3,862	8,448	9,040	12,977
Ounces of gold sold	ounce	1,636	4,329	4,122	6,678
Average realized gold price	$/ounce	2,361	1,951	2,193	1,943

Lone Tree
Revenue per financial statements		$2,682	5,370	6,985	6,675
Silver revenue from mining operations		$(9)	(15)	(28)	(19)
Gold revenue from mining operations		$2,673	5,355	6,957	6,656
Ounces of gold sold	ounce	1,126	2,700	3,168	3,363
Average realized gold price	$/ounce	2,374	1,983	2,196	1,979

Ruby Hill
Revenue per financial statements		$1,214	3,119	2,126	5,502
Silver revenue from mining operations		$(25)	(26)	(43)	(42)
Gold revenue from mining operations		$1,189	3,093	2,083	5,460
Ounces of gold sold	ounce	510	1,629	954	2,871
Average realized gold price	$/ounce	2,331	1,899	2,183	1,902

Granite Creek
Revenue per financial statements		$3,288	2,821	6,486	3,682
Mineralized material sales revenue		$(3,288)	(2,821)	(6,486)	(2,821)
Revenue without mineralized material sales (i)		$—	—	—	861
Silver revenue from mining operations		$—	—	—	—
Gold revenue from mining operations		$—	—	—	861
Ounces of gold sold	ounce	—	—	—	444
Average realized gold price	$/ounce	—	—	—	1,939
(i) Does not include revenue from mineralized material sales.
1 Specified financial measure which is not a standardized measure under IFRS and may not be comparable to similar specified financial measures used by other entities. Please see "Non-IFRS Financial Performance Measures" for the composition of such specified financial measure, an explanation of how such specified financial measure provides useful information to a reader and the purposes for which management of i-80 uses the specified financial measure, and where required, a reconciliation of the specified financial measure to the most directly comparable IFRS measure.

Adjusted loss
Adjusted loss and adjusted loss per share are non-IFRS measures that the Company considers to better reflect normalized earnings because it eliminates non-recurring items. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. Neither adjusted loss nor adjusted loss per share have any standardized meaning prescribed by IFRS Accounting Standards and are therefore unlikely to be comparable to similar measures presented by other companies.
The following table shows a reconciliation of adjusted loss to the net earnings / (loss) for each period. Adjusted loss and adjusted loss per share exclude a number of temporary or one-time items detailed in the following table:

	Three months ended June 30,		Six months ended June 30,
(in thousands of U.S. dollars, unless otherwise noted)(i)	2024	2023	2024	2023

Net loss for the period	$(36,831)	$(15,962)	$(52,546)	$(29,078)
Adjust for:
Gain on convertible loans	3,030	2,097	9,145	10,463
Gain on warrants	1,645	4,607	4,275	10,175
(Loss) gain on gold prepay derivative	(1,417)	838	(4,915)	(2,252)
(Loss) gain on silver purchase derivative	(4,445)	1,309	(5,302)	452
Gain on convertible debenture	—	900	—	900
Loss on gold prepay agreement modification	(667)	—	(667)	—
Loss on silver purchase agreement modification	(440)	—	(440)	—
Loss on deferred consideration	—	(351)	—	(778)
Inventory impairments	(8,764)	(4,506)	(8,764)	(8,531)
Total adjustments	$(11,058)	$4,894	$(6,668)	$10,429
Adjusted loss for the period	$(25,773)	$(20,856)	$(45,878)	$(39,507)
Weighted average shares for the period	361,145,495	265,433,411	333,234,688	255,573,142
Adjusted loss per share for the period	$(0.07)	$(0.08)	$(0.14)	$(0.15)
1 Specified financial measure which is not a standardized measure under IFRS and may not be comparable to similar specified financial measures used by other entities. Please see "Non-IFRS Financial Performance Measures" for the composition of such specified financial measure, an explanation of how such specified financial measure provides useful information to a reader and the purposes for which management of i-80 uses the specified financial measure, and where required, a reconciliation of the specified financial measure to the most directly comparable IFRS measure.